15025542

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 09 2015
Washington DC
404

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response...... | 12.00 |

3/18

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 68484

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BIC Distributors, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8355 East Hartford Drive, Suite 102
(No. and Street)

Scottsdale (City) Arizona (State) 85255 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jim Kries 480-543-1516
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Semple, Marchal & Cooper, LLP
(Name – *if individual, state last, first, middle name*)

2700 North Central Avenue, Suite 900 (Address) Phoenix (City) AZ (State) 85004 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Jim Kries, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIC Distributors, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/Managing Member

Title

Notary Public

CHRISTOPHER PROCTOR
NOTARY PUBLIC - ARIZONA
Maricopa County
My Commission Expires
July 4, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# BIC Distributors, LLC

***FINANCIAL STATEMENTS***
***AND SUPPLEMENTARY INFORMATION***
***DECEMBER 31, 2014***

SEMPLE, MARCHAL & COOPER, LLP | SMC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

BIC Distributors, LLC

*FINANCIAL STATEMENTS*
*AND SUPPLEMENTARY INFORMATION*
*DECEMBER 31, 2014*

**BIC Distributors, LLC**
Table of Contents


| | Page |
|---|---|
| **REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM** | 1 |
| **FINANCIAL STATEMENTS** | |
| Statement of Financial Condition | 2 |
| Statement of Operations | 3 |
| Statement of Members' Capital | 4 |
| Statement of Cash Flows | 5 |
| Notes to Financial Statements | 6-9 |
| **SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION** | |
| Schedule I | |
| Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934 | 10 |
| Schedule II - Claim of Exemption from Rule 15c3-3 | 11 |
| Report of Independent Registered Public Accounting Firm | 12 |
| Exemption Report pursuant to SEC Rule 17a-5(d)(4) | 13 |

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

SMC

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

## Report of Independent Registered Public Accounting Firm

To the Members of
BIC Distributors, LLC

We have audited the accompanying balance sheet of BIC Distributors, LLC as of December 31, 2014 and the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2014. In connection with our audit of the financial statements, we have also audited the financial statement schedules listed in the accompanying table of contents. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BIC Distributors, LLC at December 31, 2014 and the results of its operations and its cash flows for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Semple, Marchal & Cooper, LLP

Phoenix, Arizona
February 27, 2015

# BIC DISTRIBUTORS, LLC
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2014

| | | |
|---|---|---|
| Assets | | |
| Cash and cash equivalents | $ | 425,200 |
| Accounts receivable | | 66,902 |
| Prepaid expense | | 20,083 |
| Property and equipment, net | | 10,697 |
| Deposits | | 4,028 |
| Total assets | $ | 526,910 |
| Liabilities and member's capital | | |
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 12,459 |
| Deferred rent | | 2,479 |
| Total liabilities | | 14,938 |
| Members' capital | | 511,972 |
| Total liabilities and members' capital | $ | 526,910 |

The Accompanying Notes are an Integral Part of the Financial Statements

# BIC DISTRIBUTORS, LLC
## STATEMENT OF OPERATIONS
## YEAR ENDED DECEMBER 31, 2014

| | | |
|---|---|---|
| Revenue | | |
| Commission income | $ | 937,644 |
| Administrative income | | 517,935 |
| Registration fee income | | 415 |
| Total revenue | | 1,455,994 |
| | | |
| Expenses | | |
| Advertising and promotion | $ | 10,896 |
| Commissions | | 305,439 |
| Contract labor | | 70,540 |
| Depreciation expense | | 2,966 |
| Education and seminars | | 10,843 |
| Insurance | | 47,816 |
| Internet and web site | | 3,676 |
| Licenses and fees | | 14,475 |
| Office expense | | 4,664 |
| Meals and entertainment | | 3,215 |
| Payroll taxes | | 13,125 |
| Professional services | | 24,134 |
| Rent | | 43,614 |
| Telephone | | 10,551 |
| Travel | | 56,240 |
| Wages | | 492,450 |
| Total expenses | | 1,114,644 |
| | | |
| Net income | $ | 341,350 |

**BIC DISTRIBUTORS, LLC**
**STATEMENT OF MEMBERS' CAPITAL**
**YEAR ENDED DECEMBER 31, 2014**

| | | |
|---|---|---|
| Balance - December 31, 2013 | $ | 270,622 |
| 2014 Net income | | 341,350 |
| 2014 Member distributions | | (100,000) |
| Balance - December 31, 2014 | $ | 511,972 |

The Accompanying Notes are an Integral Part of the Financial Statements

# BIC DISTRIBUTORS, LLC
## STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER 31, 2014

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 341,350 |
| Adjustments to reconcile net income to net cash from operating activities: | | |
| Depreciation expense | | 2,966 |
| Changes in assets and liabilities | | |
| Accounts receivable | | 6,727 |
| Prepaid expenses | | (4,433) |
| Accounts payable and accrued expenses | | (8,094) |
| Deferred rent | | (4,942) |
| Net cash from operating activities | | 333,574 |
| Cash flows from financing activities: | | |
| Member distributions | | (100,000) |
| Net cash used by financing activities: | | (100,000) |
| Net change in cash and cash equivalents | | 233,574 |
| Cash and cash equivalents, beginning of year | | 191,626 |
| Cash and cash equivalents, end of year | $ | 425,200 |

The Accompanying Notes are an Integral Part of the Financial Statements

## NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES

*Nature of Business*

BIC Distributors, LLC (Company) is organized as a limited liability company under the laws of the State of Arizona and shall continue in perpetuity unless dissolved or terminated at an earlier date. The Company operates as a broker dealer in securities under the Securities Exchange Act of 1934. The Company operates one site in Scottsdale, Arizona.

*Cash and Cash Equivalents*

The Company considers temporary, highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

*Accounts Receivable*

The Company uses the allowance method to account for uncollectible accounts receivable. The allowance is determined based upon a review of the individual accounts outstanding and prior collection experience. Management determined that no allowance was necessary as of December 31, 2014. Accounts receivable are unsecured and non-interest bearing.

*Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include the Company's allowance for doubtful accounts. Actual results could differ from those estimates.

*Property and Equipment*

Property and equipment are stated at cost and depreciated using the straight line method over the estimated useful lives of the assets as follows:

| | |
|---|---|
| Office furniture and fixtures | 5-7 Years |
| Computers | 3-5 Years |

Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Betterments and renewals are capitalized when incurred.

*Revenue Recognition*

Revenue is recognized when it is reasonably estimable, earned, and is deemed to be collectible. Commissions are recorded on a trade-date basis as securities transactions occur. Commission income is derived from introducing retail broker-dealers to various investment programs. Administrative income represents fees charged to sales representatives to cover certain set-up costs, as well as fees charged to certain asset management groups.

## NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES (CONTINUED)

*Income Taxes*

Income taxes on Company taxable income are levied on the members at the member level. Accordingly, all federal and state taxable income and losses of the Company are recognized by each member on its respective tax return. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns. Currently, the Company has had no such examinations, and all three years remain open. Any interest or penalties assessed to the Company are recorded in operating expenses.

For the year ended December 31, 2014, there were no interest or penalties recorded in the accompanying financial statements.

During 2009, the Company implemented FASB ASC 470-10 (formerly Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes).* In accordance therewith, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 470-10. At December 31, 2014 the Company had no uncertain tax positions.

*Advertising*

Costs for advertising are expensed as incurred.

*Subsequent Events*

The Company has evaluated subsequent events through February 27, 2015, the date which the financial statements were available to be issued.

## NOTE 2 - CONCENTRATION

BIC Distributors, LLC conducts virtually all of its operations under contracts with six different asset management companies. Currently, approximately 78% of this volume is transacted with one such company and as of December 31, 2014, approximately 85% of the Company's accounts receivable related to this company. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances.

## NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2014:

| | | |
|---|---|---|
| Office furniture and fixtures | $ | 4,354 |
| Computers | | 11,721 |
| | | 16,075 |
| Less: Accumulated depreciation | | (5,378) |
| Total | $ | 10,697 |

Depreciation expense for the year ended December 31, 2014 was $2,966.

## NOTE 4 - RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(i) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

## NOTE 5 - OPERATING LEASES

The Company signed a lease for office space in January 2012. Monthly payments range from $3,626 to $4,028. The lease runs from March 2012 through May 2015. Rent expense charged to operations for the year ended December 31, 2014 was $43,614.

Future minimum payments under these operating lease agreements are:

| Year Ending December 31, | Amount |
|---|---|
| 2015 | 20,142 |
| Total | $ 20,142 |

## NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2014, the Company had the following net capital:

| | |
|---|---|
| Net capital | $ 477,164 |
| Excess net capital | $ 472,164 |
| Aggregate indebtedness ratio | 0.03 to 1 |

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The Company is still subject to a $5,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount.

## NOTE 7 - RELATED PARTY TRANSACTIONS

The Company paid compensation of $360,000 to individuals who are members of BIC Group, LLC. BIC Group, LLC is the sole owner of BIC Distributors.

## NOTE 8 - MEMBERS' CAPITAL

| Members | Ownership Percentages |
| --- | --- |
| BIC Group, LLC | 100% |
| | 100% |

# BIC Distributors, LLC

*SUPPLEMENTARY INFORMATION*

# BIC DISTRIBUTORS, LLC
## COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
## DECEMBER 31, 2014

| | Schedule I |
|---|---|
| NET CAPITAL | |
| Total members' capital from the statement of financial condition | $ 511,972 |
| Deductions | |
| Nonallowable assets: | |
| Prepaid expenses | 20,083 |
| Furniture and fixtures | 10,697 |
| Deposits | 4,028 |
| Haircuts on securities | - |
| Net capital | $ 477,164 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS | |
| Minimum net capital required - higher of 6-2/3% times aggregate indebtedness or $5,000 | $ 5,000 |
| Excess net capital | $ 472,164 |
| Excess net capital at 1,000% | |
| (Net capital less the greater of 10% of total aggregate indebtedness or 120% of the minimum net capital required) | $ 471,164 |
| AGGREGATE INDEBTEDNESS | |
| Total aggregate indebtedness included in the statement of financial condition | $ 14,938 |
| Ratio of aggregate indebtedness to net capital | .031 to 1 |
| RECONCILIATION WITH COMPANY'S COMPUTATION | |
| Net capital per Part II of Form X-17A-5, as originally filed | $ 477,164 |
| Adjustments | - |
| | $ 477,164 |
| Total aggregate indebtedness per Part II of Form X-17A-5, as originally filed | $ 14,938 |
| Adjustments | - |
| | $ 14,938 |

# BIC DISTRIBUTORS, LLC
## COMPUTATION FOR DETERMINATIONS OF RESERVE REQIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2014

**SCHEDULE II:**

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(i), and therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

SMC

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Members of
BIC Distributors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report SEC Rule 17a-5(d)(4). In which (1) BIC Distributors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which BIC Distributors, LLC claimed an exemption from 17 C.F.R. § 240. 15c3-3, (2)(i) of the provisions of the Customer Protection Rule, which shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of BIC Distributors, LLC", and (2) BIC Distributors, LLC stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. BIC Distributor, LLC's management is responsible for the compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BIC Distributor, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k), (2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
February 27, 2015

TEL 602-241-1500 • FAX 602-234-1867 • WWW.SEMPLECPA.COM

## EXEMPTION REPORT

**BIC DISTRIBUTORS, LLC**

We confirm, to the best of our knowledge and belief, that:

1. **BIC DISTRIBUTORS, LLC** claimed an exemption from SEC Rule15c3-3 under the provisions in paragraph of (k)(2)(i) throughout the fiscal year January 1, 2014 to December 31, 2014.

2. **BIC DISTRIBUTORS, LLC** met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(i) throughout the fiscal year January 1, 2014 to December 31, 2014 without exception.

Sign: [signature] Date: 2-22-15

**Deirdre Patten Kowalski**
**FINOP/CFO**
**BIC DISTRIBUTORS, LLC**
**8355 E HARTFORD DRIVE, SUITE 102**
**SCOTTSDALE, AZ 85255**
**SEC filing # 8-68484**
**Firm ID # 164640**